United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of report: September 19, 2016

APOLLO RESIDENTIAL MORTGAGE, INC.

(Exact name of registrant as specified in its charter)

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

(212) 515-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (par value $0.01 per share)

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock

(par value $0.01 per share)

(title of each class of securities covered by this Form)

None

(titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: None

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock: None

Effective August 31, 2016, pursuant to the Agreement and Plan of Merger dated February 26, 2016 by and among Apollo Residential Mortgage, Inc. (“AMTG”), Arrow Merger Sub, Inc. (“Merger Sub”) and Apollo Commercial Real Estate Finance, Inc. (“ARI”), Merger Sub merged with and into AMTG, with AMTG being the surviving corporation, which then merged with and into ARI, with ARI being the surviving corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Apollo Commercial Real Estate Finance, Inc. (as successor to Apollo Residential Mortgage, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APOLLO RESIDENTIAL MORTGAGE, INC.
(by its successor, Apollo Commercial Real Estate Finance, Inc.)

Date: September 19, 2016	By:	/s/ Stuart A. Rothstein
		Name:	Stuart A. Rothstein
		Title:	President and Chief Executive Officer